Exhibit 99.2

BIONDVAX PHARMACEUTICALS LTD.

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

NIS IN THOUSANDS

UNAUDITED

INDEX

Page

Balance Sheets	2

Statements of Comprehensive Loss	3

Statements of Changes in Shareholders’ Equity	4 – 6

Statements of Cash Flows	7 – 8

Notes to Financial Statements	9 – 11

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BIONDVAX PHARMACEUTICALS LTD.

BALANCE SHEETS

In thousands, except share and per share data

				Convenience translation (Note 2)
	December 31,	June 30,		June 30,
	2017	2017	2018	2018
	Audited	Unaudited		Unaudited
	N I S			U.S. dollars
CURRENT ASSETS:
Cash and cash equivalents	71,382	31,334	37,128	10,172
Marketable securities	-	4,067		-
Short-term deposits	-	1,200	-	-
Other receivables	3,923	2,812	4,067	1,114

	75,305	39,413	41,195	11,286
LONG-TERM ASSETS:
Property, plant and equipment	5,510	1,233	18,793	5,149
Other long term assets	880	505	880	241

	6,390	1,738	19,673	5,390

	81,695	41,151	60,868	16,676
CURRENT LIABILITIES:
Trade payables	6,223	1,188	1,323	363
Other payables	660	664	780	214

	6,883	1,852	2,103	577
LONG-TERM LIABILITIES:
Liability in respect of government grants	10,300	-	12,790	3,504
Loan from others	-	-	20,710	5,674
Warrants	8,177	18,231	8,475	2,322
Severance pay liability, net	83	79	79	22

	18,560	18,310	42,054	11,522
SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.0000001 par value:
Authorized: 391,000,000 shares as of June 30, 2018, 2017 (unaudited) and December 31, 2017; Issued and Outstanding: 261,419,599, 179,595,199 and 261,419,599 shares respectively	*) -	*) -	*) -	*) -
Share premium	179,669	132,824	179,821	49,265
Options	-	533	-	-
Other comprehensive income	-	2	-	-
Accumulated deficit	(123,417)	(112,370)	(163,110)	(44,688)

	56,252	20,989	16,711	4,577

	81,695	41,151	60,868	16,676

*)	Represents an amount lower than NIS 1.

The accompanying notes are an integral part of the interim financial statements

Date of approval of the	Avner Rotman	Ron Babecoff	Uri Ben-Or
financial statements	Chairman of the Board	Chief Executive officer	Chief Financial officer

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF COMPREHENSIVE LOSS

In thousands, except share and per share data

						Convenience translation (Note 2)
	Year ended December 31,	Three months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2017	2017	2018	2017	2018	2018
		Unaudited				Unaudited
	N I S					U.S. dollars
	(In thousands, except per share data)
Operating expenses:
Research and development, net of participations	18,777	2,022	29,205	3,896	40,950	11,219
Marketing, general and administrative	4879	569	1,445	1,663	2,329	638

Total operating expenses	23,656	2,591	30,650	5,559	43,279	11,857

Operating loss	(23,656)	(2,591)	(30,650)	(5,559)	(43,279)	(11,857)

Financial income	18	5	6,386	13	6,386	1,255
Financial expense	(10,913)	(9,086)	(1,227)	(17,958)	(2,800)	(273)
	0
Total finance (expense) income, net	(10,895)	(9,081)	5,159	(17,945)	3,586	982

Net loss	(34,551)	(11,672)	(25,491)	(23,504)	(39,693)	(10,875)

Other comprehensive loss:
Items to be reclassified to profit or loss in subsequent periods:
Loss from available-for-sale financial assets	(6)	(4)	-	(4)	-	-

Total comprehensive loss	(34,557)	(11,676)	(25,491)	(23,508)	(39,693)	(10,875)

Basic and diluted net loss per share (NIS)	(0.17)	(0.07)	(0.10)	(0.14)	(0.15)	(0.04)

Weighted average number of shares outstanding used to compute basic and diluted loss per share	201,030,768	175,809,413	261,419,599	169,182,101	261,419,599	261,419,599

The accompanying notes are an integral part of the interim financial statements.

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital	Share premium	Accumulated deficit	Total Equity
	Unaudited
	NIS in thousands

Balance as of January 1, 2018	*) -	179,669	(123,417)	56,252

Total comprehensive loss	-	-	(39,693)	(39,693)

Share-based compensation	-	152	-	152

Balance as of June 30, 2018	*) -	179,821	(163,110)	16,711

Balance as of June 30, 2018 (convenience translation into U.S. dollars (see Note 2)	*) -	49,265	(44,688)	4,577

	Share capital	Share premium	Options	Other Comprehensive income	Accumulated deficit	Total Equity
	Unaudited
	NIS in thousands

Balance as of January 1, 2017	*) -	113,041	1,435	6	(88,866)	25,616

Loss	-	-	-	-	(23,504)	(23,504)
Other comprehensive loss	-	-	-	(4)	-	(4)
Total comprehensive loss	-	-	-	(4)	(23,504)	(23,508)

Issuance of ordinary shares	*) -	15,387	-	-	-	15,387
Exercise of Options	-	3,069	-	-	-	3,069
Expiration of Options series 4	-	902	(902)	-	-	-
Share-based compensation	-	425	-	-	-	425

Balance as of June 30, 2017 (unaudited)	*) -	132,824	533	2	(112,370)	20,989

*)	Represents an amount lower than NIS 1.

The accompanying notes are an integral part of the interim financial statements.

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital	Share premium	Accumulated deficit	Total Equity
	Unaudited
	NIS in thousands

Balance as of April 1, 2018	*) -	179,747	(137,619)	42,128

Total comprehensive loss	-	-	(25,491)	(25,491)

Share-based compensation	-	74	-	74

Balance as of June 30, 2018	*) -	179,821	(163,110)	16,711

Balance as of June 30, 2018 (convenience translation into U.S. dollars (see Note 2)	*) -	49,265	(44,688)	4,577

	Share capital	Share premium	Options	Other Comprehensive income	Accumulated deficit	Total Equity
	Unaudited
	NIS in thousands

Balance as of April 1, 2017	*) -	129,550	533	6	(100,698)	29,391

Loss	-	-	-	-	(11,672)	(11,672)
Other comprehensive loss	-	-	-	(4)	-	(4)
Total comprehensive loss	-	-	-	(4)	(11,672)	(11,676)

Exercise of Options	-	3,069	-	-	-	3,069
Share-based compensation	-	205	-	-	-	205

Balance as of June 30, 2017	*) -	132,824	533	2	(112,370)	20,989

*)	Represents an amount lower than NIS 1.

The accompanying notes are an integral part of the interim financial statements.

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital	Share premium	Options	Unrealized gain (loss) on available-for-sale financial assets	Accumulated deficit	Total Equity
	NIS in thousands

Balance as of January 1, 2017	*) -	113,041	1,435	6	(88,866)	25,616

Loss	-	-	-	-	(34,551)	(34,551)
Other comprehensive loss	-	-	-	(6)	-	(6)
Total comprehensive loss	-	-	-	(6)	(34,551)	(34,557)

Issuance of ordinary shares, net of issuance costs	*) -	55,692	-	-	-	55,692
Exercise of employees options	*) -	18	-	-	-	18
Exercise of options	*) -	8,964	-	-	-	8,964
Expiration of options series 4	-	902	(902)	-	-	-
Expiration of options series 5	-	533	(533)	-	-	-
Share-based compensation	-	519	-	-	-	519

Balance as of December 31, 2017	*) -	179,669	-	-	(123,417)	56,252

*)	Represents an amount lower than NIS 1.

The accompanying notes are an integral part of the interim financial statements.

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CASH FLOWS

						Convenience translation (Note 2)
	Year ended December 31,	Three months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2017	2017	2018	2017	2018	2018
		Unaudited				Unaudited
	N I S					U.S. dollars
	(In thousands)

Cash flows from operating activities:
Net loss	(34,551)	(11,672)	(25,491)	(23,504)	(39,693)	(10,875)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to profit and loss items:
Depreciation and amortization	440	106	266	255	414	114
Net financial expenses (income)	10,895	9,080	(6,699)	17,944	(6,077)	(1,665)
Increase in liability with respect to government grants	10,300	-	1,538	-	2,490	682
Share-based compensation	519	205	74	425	152	41
Change in employee benefit liabilities, net	7	3	1	3	(4)	(1)

	22,161	9,394	(4,820)	18,627	(3,025)	(829)
Changes in asset and liability items:
Increase in other receivables	(3,108)	(1,332)	(1,092)	(1,014)	(144)	(39)
Increase (decrease) in trade payables	5,537	429	(7,203)	502	(4,900)	(1,342)
Increase (decrease) in other payables	(29)	138	12	(25)	120	33

	2,400	(765)	(8,283)	(537)	(4,924)	(1,349)

Cash paid and received during the year for:
Interest paid	(73)	(7)	(7)	(15)	(12)	(3)
Interest received	13	1	26	9	26	7

	(60)	(6)	19	(6)	14	4

Net cash flows used in operating activities	(10,050)	(3,049)	(38,575)	(5,420)	(47,628)	(13,049)

The accompanying notes are an integral part of the interim financial statements.

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CASH FLOWS

						Convenience translation (Note 2)
	Year ended December 31,	Three months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2017	2017	2018	2017	2018	2018
		Unaudited				Unaudited
	N I S					U.S. dollars
	(In thousands)

Cash Flows from Investing Activities:

Increase in short-term deposits	7,602	5,551	-	6,402	-	-
Purchase of property and equipment	(4,508)	(42)	(6,522)	(45)	(13,697)	(3,753)
Proceeds from sale of marketable securities	4,067	-	-	-	-	-
Increase in other long term assets	(402)	(27)	-	(27)	-	-

Net cash provided by (used in) investing activities	6,759	5,482	(6,522)	6,330	(13,697)	(3,753)

Cash Flows from Financing Activities:

Proceeds from issuance of shares and options, net of issuance costs	55,692	4,482	-	15,387	-	-
Loan from others			25,272	-	25,272	6,924
Proceeds from exercise of options to employees	18	-	-	-	-	-
Proceeds from exercise of options	6,129	1,312		1,312	-	-

Net cash provided by financing activities	61,839	5,794	25,272	16,699	25,272	6,924

Exchange differences on balances of cash and cash equivalents	(2,871)	(913)	1,277	(1,980)	1,799	493
Increase (decrease) in cash and cash equivalents	55,677	7,314	(18,548)	15,629	(34,254)	(9,385)

Balance of cash and cash equivalents at the beginning of the period	15,705	24,020	55,676	15,705	71,382	19,557

Balance of cash and cash equivalents at the end of the period	71,382	31,334	37,128	31,334	37,128	10,172

The accompanying notes are an integral part of the interim financial statements.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 1:	GENERAL

a.	BiondVax Pharmaceuticals Ltd. (“the Company”) is focused on developing and ultimately, commercializing immunomodulation therapies for infectious diseases. The Company was incorporated on July 21, 2003 and started its activity on March 31, 2005.

b.	On June 7, 2007, the Company issued ordinary shares and options on the TASE.

c.	On March 28, 2017, the Company received an approval from the Investment Center of the Ministry of Economy and Industry of the State of Israel, for a grant representing 20% of NIS 20,000 budget to be utilized towards the construction of a factory for the production of Phase 3 and commercial batches of the Company is product (“the Grant”). The receipt of the Grant is subject to certain terms and conditions, including those outlined under the Israeli Encouragement of Capital Investment Law,1959. The terms and conditions include, inter alia, the following: (a) at least 24% of the investments in the planned manufacturing facility’s fixed assets will be financed by additional share capital; (b) the Company will maintain its intellectual property and manufacturing facility in Israel for a period of at least 10 years.

d.	On July 20, 2017, the Compnay announced positive results for Phase 2b BVX-007 clinicaltrial, a clinical trial conducted with the collaboration of the European UNISEC consortium to work on promising concepts for a universal influenza vaccine.

e.	On August 30, 2017, the Company announced that its Board of Directors has decided to voluntarily delist from the Tel Aviv Stock Exchange (TASE), while remaining listed on NASDAQ. The Company announced that the delisting process of BiondVax’s shares from trading on the TASE will take place by the end of 2017. An announcement regarding the delisting procedure and timeline will follow. In addition, during the interim period, BiondVax’s shares will continue to be traded on the TASE. The Company also announced that the Board of Directors has also decided to form a committee to identify a new Chairman of the Board with relevant global experience, to guide the Company through the anticipated upcoming international Phase 3 trials and global commercialization. Professor Avner Rotman will continue to serve as Chairman until a suitable replacement is identified.

f.	On November 20, 2017, the Company announced the signing of a clinical trial agreement with the National Institute of Allergy and Infection Diseases of the U.S. National Institutes of Health for a Phase 2 clinical trial in the U.S. using BiondVax’s product candidate, M-001.

g.	On January 22, 2018, the Company signed a letter of intent, or LOI, with a European contract research organization, for the purpose of conducting a phase 3 clinical trial in Europe, planned by the Company to begin prior to the 2018/19 flu season.

Under the LOI, the parties are to enter into a master service agreement and work order related to the performance of a phase 3 trial as soon as possible in order to assess the safety and clinical efficacy of BiondVax’s product candidate M-001, a universal influenza vaccine. The LOI includes an upfront fee payable by the Company of €200,000 for start-up activities, as detailed in the LOI. The LOI continues in effect until the earlier of: (1) the end of the one month period following the execution of the LOI or (2) the execution of the master service agreement, unless extended.

On June 18, 2018, the first trach of $7 million received by the Company according to the financing agreement signed in June 2017.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 1:	GENERAL (Cont.)

h.	On March 13, 2018, the Company announced the appointment of a contract research organization (CRO) to conduct the first pivotal phase 3 clinical trial of M-001, BiondVax’s universal flu vaccine candidate.

i.	On March 15, 2018, the Company and the CRO executed a master service agreement and work order. According to the master service agreement, the Company undertakes to pay remuneration as well as to reimburse the CRO for costs incurred as a result of the master service agreement and work orders. The master service agreement shall be in effect as of March 8, 2018 for a period of five years or later, if a work order remains in effect, and until such work order’s completion. The first work order which governs the conduct of the Company’s clinical trial in Europe is scheduled for a total period of 32.5 months. The Company has a right to terminate the master service agreement or the work order by giving a 45 days’ notice or in the event of a material breach.

j.	In the six months ended June 30, 2018, the Company incurred a loss of NIS 39,693 ($ 10,875) and negative cash flows from operating activities of NIS 47,630 ($ 13,049) and it has an accumulated deficit of NIS 163,110 ($ 44,688) as of that date.

To date the Company has not generated any revenues yet and will need additional funds to finance its Phase 3 clinical trials in the future.

NOTE 2:-	CONVENIENCE TRANSLATION INTO U.S. DOLLARS

The financial statements as of June 30, 2018 and for the six months then ended have been translated into dollars using the representative exchange rate as of that date ($ 1 =  NIS 3.65). The translation was made solely for the convenience of the reader. The amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated in these statements.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation of the interim financial statements

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, “Interim Financial Reporting”, and in accordance with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

The significant accounting policies and methods of computation adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Company’s annual financial statements.

NOTE 4:	SUBSEQUENT EVENT

On August 13, 2018 the second trach of $7 million received by the Company according to the financing agreement signed in June 2017 ( see also Note 1g ).

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